 Filed pursuant to Rule 424(b)(3)
 Registration Statement No. 333-263841
Prospectus Supplement No. 1
(to Prospectus dated September 30, 2022)
SUPPLEMENT TO
PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF
PROVIDENT ACQUISITION CORP.
(A CAYMAN ISLANDS EXEMPTED COMPANY)

PROSPECTUS FOR
28,415,000 CLASS A ORDINARY SHARES,
18,100,000 REDEEMABLE WARRANTS AND 18,100,000 CLASS A
ORDINARY SHARES UNDERLYING REDEEMABLE WARRANTS
IN EACH CASE, OF
PERFECT CORP.
On September 30, 2022, Provident Acquisition Corp., a Cayman Islands exempted company with limited liability (“Provident” or “PAQC”), filed and commenced mailing its definitive proxy statement related to the extraordinary general meeting of shareholders to be held on October 25, 2022 to consider and vote upon, among other things, the approval of its previously announced proposed business combination (the “Business Combination”) with Perfect Corp., a Cayman Islands exempted company with limited liability (the “Company” or “Perfect”). Capitalized terms used in this Supplement No.1 to the definitive proxy statement/prospectus (this “Supplement No. 1”) and not otherwise defined have the meaning given to them in the definitive proxy statement/prospectus.
This Supplement No. 1 updates, amends and supplements the definitive proxy statement/prospectus, which forms a part of Perfect’s registration statement on Form F-4 (File No. 333-263841) relating to the issuance of 28,415,000 Class A ordinary shares of Perfect (“Perfect Class A Ordinary Shares”), 18,100,000 redeemable warrants of Perfect, and 18,100,000 Perfect Class A Ordinary Shares underlying redeemable warrants in connection with the Business Combination.
This Supplement No. 1 was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 24, 2022 and accordingly made available to all shareholders of Provident or the same day. To the extent information in this Supplement No. 1 differs from, updates or conflicts with information contained in the definitive proxy statement/prospectus, the information in this Supplement No. 1 is the more current information. This Supplement No. 1 is not complete without, and should not be delivered or utilized, except in conjunction with the definitive proxy statement/prospectus, including any supplements and amendments thereto. You should read this Supplement No. 1 in conjunction with the definitive proxy statement/prospectus, including any supplements and amendments thereto.

Investing in our securities involves risks. See “Risk Factors” beginning on page 60 of the definitive proxy statement/prospectus.
Each of Provident and Perfect is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and has elected to comply with certain reduced public company reporting requirements.
Perfect is also a “foreign private issuer,” as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will be exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, Perfect’s officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, Perfect will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
Neither the SEC nor any state securities regulatory agency has approved or disapproved the transactions described in the definitive proxy statement/prospectus or any of the securities to be issued in connection with the Proposed Transactions described in the definitive proxy statement/prospectus, passed upon the merits or fairness of the Proposed Transactions described in the proxy statement/prospectus or related transactions or passed upon the adequacy or accuracy of the disclosure in the proxy statement/prospectus. Any representation to the contrary constitutes a criminal offense.
The date of this prospectus supplement is October 24, 2022.

This Supplement No. 1 should be read in conjunction with the definitive proxy statement/prospectus, which should be read carefully and in its entirety.
SUPPLEMENT NO. 1 TO THE DEFINITIVE PROXY STATEMENT/PROSPECTUS
1.
The definition of “Illustrative Redemption Scenario” on page 3 of the definitive proxy statement/prospectus is hereby amended and restated to read as follows:

“Illustrative Redemption Scenario” means the scenario in which the Public Shareholders exercise rights to redeem 21,033,084 Provident Class A Ordinary Shares, which represent the estimated maximum level of redemption that could occur without a failure to satisfy the Minimum Available Cash Condition under the terms of the Proposed Transactions (assuming the closing of the FPA Investment and the PIPE Investment), and represent approximately 91.45% of the total 23,000,000 Provident Class A Ordinary Shares that are subject to redemption right. On October 22, 2022, Perfect and Acquisition Entities have executed and delivered a waiver letter to Provident, waiving the Minimum Available Cash Condition to the extent that the Minimum Available Cash Condition would fail to be satisfied at the Closing.
2.
The definition of “Intermediate Redemption Scenario” on page 3 of the definitive proxy statement/prospectus is hereby amended and restated to read as follows:

“Intermediate Redemption Scenario” means the scenario in which the Public Shareholders exercise rights to redeem 10,516,542 Provident Class A Ordinary Shares, which represent 50% of the number of Provident Class A Ordinary Shares redeemed under the Illustrative Redemption Scenario, and represent approximately 45.72% of the total 23,000,000 Provident Class A Ordinary Shares that are subject to redemption right.
3.
Certain definition is hereby added to page 6 of the definitive proxy statement/prospectus, immediately after the definition of “Registration Rights Agreement”:

“Requested Redemptions Scenario” means the scenario in which the Public Shareholders exercise rights to redeem 21,651,203 Provident Class A Ordinary Shares, which represent the level of redemption requested as of 5:00 pm Eastern Time on October 21, 2022, the deadline for Public Shareholders to exercise their redemption rights, and represent approximately 94.14% of the total 23,000,000 Provident Class A Ordinary Shares that are subject to redemption right. The Requested Redemptions Scenario represents the maximum level of redemption that could occur, taking into account of the Company’s waiver of the Minimum Available Cash Condition. The final level of redemption could be lower if some requests for redemption are withdrawn prior to the time the vote is taken with respect to the Business Combination Proposal at the Meeting.
4.
Certain disclosure on pages 16 to 19 of the definitive proxy statement/prospectus is hereby amended and restated to read as follows:

Q. What equity stake will current Provident shareholders, the FPA Investors, the PIPE Investors and the current Perfect shareholders have in Perfect after the Proposed Transactions?	A. It is anticipated that, upon completion of the Business Combination and assuming no dilution from any of the Perfect Warrants, the Perfect Ordinary Shares issuable under the Perfect Incentive Plan, the Shareholder Earnout Shares or the Sponsor Earnout Promote Shares (the “Additional Dilution Sources”), the share ownership of Perfect immediately post-Closing would be as set forth in the sensitivity table below under the No Redemption Scenario, the Intermediate Redemption Scenario, the Illustrative Redemption Scenario, and the Requested Redemptions Scenario. For the avoidance of doubt, the Public Shareholders have the option and ability to elect for the redemption of all 23,000,000 Public Shares. However, in the event that all 23,000,000 Public Shares are redeemed, the Minimum Available Cash Condition cannot be satisfied unless Provident secures additional financing to make the Available Cash equal to or exceed $125,000,000. The Minimum Available Cash Condition is for the benefit of Perfect and Acquisition Entities and, as a result, Perfect and Acquisition

Entities have the sole right to waive the Minimum Available Cash Condition and, subject to satisfaction or waiver of the other conditions, to cause the Closing to occur even if the Minimum Available Cash Condition is not satisfied. On October 22, 2022, Perfect and Acquisition Entities have executed and delivered a waiver letter to Provident, waiving the Minimum Available Cash Condition to the extent that the Minimum Available Cash Condition would fail to be satisfied at the Closing.
As a result of the respective redemption amounts under the scenarios described above and the implied $10.00 per share value of the Perfect Shares immediately after the Closing, the implied total equity value of Perfect (as the combined company after the consummation of the Business Combination) would be $1,399,149,980 in the No Redemption Scenario, $1,293,984,560 in the Intermediate Redemption Scenario, $1,188,819,140 in the Illustrative Redemption Scenario, and $1,182,637,950 in the Requested Redemptions Scenario. In addition, the underwriter of the Provident IPO would otherwise be entitled to receive an aggregate of $8.05 million deferred underwriting compensation when and if the Business Combination is completed the (“Deferred Discount”), which would otherwise render the effective deferred underwriting fee for the shares of non-redeeming Public Shareholders to be 3.5% under the No Redemption Scenario, 6.4% under the Intermediate Redemption Scenario, 40.9% under the Illustrative Redemption Scenario and 59.7% under the Requested Redemptions Scenario (assuming the Closing can occur), on a percentage basis. However, in a mutual termination letter between Citigroup Global Markets Inc. (“Citi”) and Provident, Citi gratuitously, and without any consideration from Provident, waived its claim to the Deferred Discount that it would have been entitled to receive. See “Q. What is the effective underwriting fee that will be received by the Underwriter for the Provident IPO”, “Proposal No. 1 — The Business Combination Proposal — Mutual Termination of Citi’s Engagements” and “Risk Factors — Risks Related to Provident and the Proposed Transactions — Citi’s engagements as a co-placement agent and co-capital markets advisor to Provident in connection with the Business Combination have been mutually terminated, and Citi has gratuitously waived its deferred discount and other fees. Citi is not to be associated with the disclosure in this proxy statement/ prospectus or the underlying business or financial analysis related to the Business Combination, and there can be no assurances that Citi agrees with such disclosure or analysis and no inference can be drawn to this effect.”

	Assuming No Redemption Scenario		Assuming Intermediate Redemption Scenario		Assuming Illustrative Redemption Scenario		Assuming Requested Redemption Scenario
	Number of Shares(1)	% of Shares	Number of Shares(1)	% of Shares	Number of Shares(1)	% of Shares	Number of Shares(1)	% of Shares
Provident Shareholders (Perfect Class A Ordinary Shares)
Public Shareholders	23,000,000	16.4	12,483,458	9.6	1,966,916	1.7	1,348,797	1.1
Initial Shareholders(2)	5,415,000	3.9	5,415,000	4.2	5,415,000	4.6	5,415,000	4.6
FPA Investors(3)	5,500,000	3.9	5,500,000	4.2	5,500,000	4.6	5,500,000	4.7
PIPE Investors(4)	5,000,000	3.6	5,000,000	3.9	5,000,000	4.2	5,000,000	4.2
Perfect Shareholders
Perfect Class A Ordinary Shares	84,211,280	60.2	84,211,280	65.1	84,211,280	70.8	84,211,280	71.2
Perfect Class B Ordinary Shares	16,788,718	12.0	16,788,718	13.0	16,788,718	14.1	16,788,718	14.2

	Assuming No Redemption Scenario		Assuming Intermediate Redemption Scenario		Assuming Illustrative Redemption Scenario		Assuming Requested Redemption Scenario
	Number of Shares(1)	% of Shares	Number of Shares(1)	% of Shares	Number of Shares(1)	% of Shares	Number of Shares(1)	% of Shares
Total Perfect Shares Outstanding immediately after Closing	139,914,998	100.0	129,398,456	100.0	118,881,914	100.0	118,263,795	100.0
Total Perfect Equity Value Post-Closing	$1,399,149,980		$1,293,984,560		$1,188,819,140		$1,182,637,950
Implied Per Share Value	$10.0		$10.0		$10.0		$10.0

(1)
Excludes (a) Perfect Class A Ordinary Shares issuable upon the exercise of 20,850,000 Perfect Warrants to be outstanding upon completion of the Business Combination, (b) 10,000,000 Shareholder Earnout Shares, (c) 1,175,624 Sponsor Earnout Promote Shares, and (d) 5,311,310 Perfect Ordinary Shares reserved for issuance under the Perfect Incentive Plan.

(2)
Excludes Perfect Class A Ordinary Shares to be issued in exchange for Provident Class A Ordinary Shares issued to the Initial Shareholders pursuant to the FPA Investment.

(3)
Represents 5,500,000 Perfect Class A Ordinary Shares to be held by the FPA Investors upon exchange with the same amount of Provident Class A Ordinary Shares.

(4)
Represents 5,000,000 Perfect Class A Ordinary Shares to be held by the PIPE Investors upon exchange with the same amount of Provident Class A Ordinary Shares.

Additionally, the sensitivity table below sets forth the potential additional dilutive impact of each of the Additional Dilution Sources in each redemption scenario. Increasing levels of redemption will increase the dilutive effects of these issuances on non-redeeming Provident shareholders, FPA Investors, PIPE Investors and legacy Perfect shareholders.
	Assuming No Redemption Scenario		Assuming Intermediate Redemption Scenario		Assuming Illustrative Redemption Scenario		Assuming Requested Redemption Scenario
Additional Dilution Sources	Number of Shares(1)	% of Shares	Number of Shares(1)	% of Shares	Number of Shares(1)	% of Shares	Number of Shares(1)	% of Shares
Perfect Warrants(2)	20,850,000	13.0	20,850,000	13.9	20,850,000	14.9	20,850,000	15.0
Perfect Class A Ordinary Shares issuable under Perfect Incentive Plan(3)	5,311,310	3.7	5,311,310	3.9	5,311,310	4.3	5,311,310	4.3
Shareholder Earnout Shares(4)	10,000,000	6.7	10,000,000	7.2	10,000,000	7.8	10,000,000	7.8
Sponsor Earnout Promote Shares(5)	1,175,624	0.8	1,175,624	0.9	1,175,624	1.0	1,175,624	1.0
Total Additional Dilutive Sources(6)	37,336,934	21.1	37,336,934	22.4	37,336,934	23.9	37,336,934	24.0

(1)
The calculation of the percentage of shares with respect to each Additional Dilution Source includes the full amount of shares issuable with respect to such Additional Dilution Source (but not the other Additional Dilution Sources) in both the numerator and denominator. For example, in the No Redemption Scenario, the percentage of shares with respect to the Additional Dilution Source of the Perfect Warrants would be calculated as follows: (a) 20,850,000 Perfect Class A Ordinary Shares underlying the Perfect Warrants; divided by (b) the sum of (i) 139,914,998 Perfect Shares outstanding upon completion of the Business Combination under the No Redemption Scenario before taking into account any Additional Dilution Source, plus (ii) 20,850,000 Perfect Class A Ordinary Shares underlying the Perfect Warrants.

(2)
This row assumes exercise of all Perfect Warrants for cash. Represents (i) 11,500,000 Perfect Warrants to be exchanged from 11,500,000 Public Warrants, (ii) 6,600,000 Perfect Warrants to be exchanged from 6,600,000 Private Placement Warrants, and (iii) 2,750,000 Perfect Warrants to be exchanged from 2,750,000 Forward Purchase Warrants, in each case, in connection with the Business Combination. Immediately prior to the Business Combination, Provident will have 11,500,000 Public Warrants outstanding, irrespective of the number of Provident Public Shareholders who exercise their redemption rights, and all such 11,500,000 Public Warrants will be exchanged for Perfect Warrants on a one-to-one basis at the Closing. Based on the closing price of the Public Warrants on Nasdaq of $0.22 on September 29, 2022, the 11,500,000 Public Warrants have an aggregate value of $2,530,000.

(3)
This row assumes exercise of all awards under Perfect Incentive Plan on a cash basis and all awards are earned and settled in Perfect Class A Ordinary Shares.

(4)
This row assumes all 10,000,000 Shareholder Earnout Shares are issued to respective shareholders of Perfect.

(5)
This row assumes all 1,175,624 Sponsor Earnout Promote Shares are issued to the Sponsor.

(6)
This row assumes the issuance of all Perfect Class A Ordinary Shares in connection with each of the Additional Dilution Sources, as described in Notes 2 through 5 above. Due to the calculation formula as illustrated in Note 1 above, the percentage of the total Additional Dilution Sources is not equal to the sum of the percentage of each Additional Dilution Source.

The share amounts and ownership percentages set forth in the two tables above are not indicative of voting percentages. Perfect will only proceed with the Business Combination if (a) Merger Sub 2 (as the surviving company of the Mergers) will have net tangible assets of at least $5,000,001 upon consummation of the Business Combination and (b) the Minimum Available Cash Condition is either satisfied or waived. On October 22, 2022, Perfect and Acquisition Entities have executed and delivered a waiver letter to Provident, waiving the Minimum Available Cash Condition to the extent that the Minimum Available Cash Condition would fail to be satisfied at the Closing. If the actual facts are different than the assumptions set forth above, the share amounts and percentage ownership numbers set forth above will be different.
Provident’s public shareholders who redeem their Provident Class A Ordinary Shares may continue to hold any Public Warrants they own, which results in additional dilution to non-redeeming holders upon exercise of the Public Warrants. For details of the potential risks, see “Risk Factors — Risks Related to the Perfect Class A Ordinary Shares and the Perfect Warrants — Provident’s public shareholders who redeem their Provident Class A Ordinary Shares may continue to hold any Public Warrants they own, which results in additional dilution to non-redeeming holders upon exercise of the Public Warrants.”
Q. What voting power will current Provident shareholders, the FPA Investors, the PIPE Investors and the current Perfect shareholders have in Perfect after the Proposed Transactions?
A. It is anticipated that, upon completion of the Business Combination, the voting power in Perfect will be as set forth in the table below (without taking into account any Additional Dilution Source):

	Assuming No Redemption Scenario		Assuming Intermediate Redemption Scenario		Assuming Illustrative Redemption Scenario		Assuming Requested Redemption Scenario
	Number of Shares	% of Voting Power	Number of Shares	% of Voting Power	Number of Shares	% of Voting Power	Number of Shares	% of Voting Power
Provident Shareholders (Perfect Class A Ordinary Shares)
Public Shareholders	23,000,000	7.9	12,483,458	4.5	1,966,916	0.7	1,348,797	0.5
Initial Shareholders	5,415,000	1.9	5,415,000	1.9	5,415,000	2.0	5,415,000	2.0
FPA Investors	5,500,000	1.9	5,500,000	2.0	5,500,000	2.0	5,500,000	2.0
PIPE Investors	5,000,000	1.7	5,000,000	1.8	5,000,000	1.9	5,000,000	1.9
Perfect Shareholders
Perfect Class A Ordinary Shares	84,211,280	28.9	84,211,280	30.0	84,211,280	31.2	84,211,280	31.3
Perfect Class B Ordinary Shares	16,788,718	57.7	16,788,718	59.9	16,788,718	62.2	16,788,718	62.3
Total	139,914,998	100.0	129,398,456	100.0	118,881,914	100.0	118,263,795	100.0

5.
Certain disclosure on pages 42 and 43 of the definitive proxy statement/prospectus is hereby amended and restated to read as follows:

Conditions to Closing
The obligations of Provident, Perfect, Merger Sub 1 and Merger Sub 2 to consummate the Business Combination is conditioned upon, among other things: (i) receipt of the required approval by the Provident shareholders; (ii) receipt of the required approval by the Perfect shareholders; (iii) after giving effect to the Provident Shareholder Redemption, Merger Sub 2 (as the surviving company of the Mergers) having at least $5,000,001 of net tangible assets immediately after the consummation of the Business Combination; (iv) the absence of any law or governmental order enjoining, prohibiting or making illegal the consummation of the Business Combination; (v) the approval for listing of Perfect Class A Ordinary Shares and Perfect Warrants to be issued in connection with the Business Combination on the NYSE or Nasdaq immediately following the Closing; (vi) effectiveness of this registration statement in accordance with the Securities Act and the absence of any stop order issued by the SEC with respect to this registration statement; and (vii) completion of the Recapitalization in accordance with the terms of the Business Combination Agreement.
The obligations of Perfect, Merger Sub 1 and Merger Sub 2 to consummate the Business Combination are also conditioned upon, among other things: (i) the accuracy of the representations and warranties of Provident (subject to certain materiality standards set forth in the Business Combination Agreement); (ii) material compliance by Provident with its pre-closing covenants; (iii) the Minimum Available Cash Condition; and (iv) the absence of any event since the date of the Business Combination Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Provident to timely consummate the Business Combination. On October 22, 2022, Perfect and Acquisition Entities have executed and delivered a waiver letter to Provident, waiving the Minimum Available Cash Condition to the extent that the Minimum Available Cash Condition would fail to be satisfied at the Closing.
The obligations of Provident to consummate the Business Combination are also conditioned upon, among other things: (i) the accuracy of the representations and warranties of Perfect (subject to certain materiality standards set forth in the Business Combination Agreement); (ii) material compliance by Perfect with its pre-closing covenants; and (iii) the absence of any event since the date of the Business Combination Agreement that has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations or financial condition of Perfect and its subsidiaries, taken as a whole (subject to certain exceptions set forth in the Business Combination Agreement).

For a summary of all of the conditions that must be satisfied or waived prior to completion of the Business Combination, see the section entitled “Proposal No. 1 — The Business Combination Proposal — Business Combination Agreement”.
6.
Certain disclosure on page 54 and 55 of the definitive proxy statement/prospectus is hereby amended and restated to read as follows:

Anticipated Accounting Treatment
The Business Combination will be accounted for as a capital reorganization. Under this method of accounting, Provident will be treated as the accounting acquiree for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Perfect issuing shares at the Closing for the net assets of Provident as of the Closing Date, accompanied by a recapitalization. The net assets of Provident will be stated as historical cost, with no goodwill or other intangible assets recorded.
Perfect has been determined to be the accounting acquirer based on the evaluation of the following facts and circumstances under each of the No Redemption Scenario, the Illustrative Redemption Scenario and the Requested Redemptions Scenario:
•
the former owners of Perfect will hold the largest portion of voting rights in the combined company;

•
Perfect has the right to appoint a majority of the directors in the combined company;

•
Perfect’s existing senior management team will comprise a majority of management of the combined company;

•
the operations of Perfect will represent the ongoing operations of the combined company; and

•
Perfect is the larger one of the combining entities based on the fair value, assets, revenues and profits/losses.

The Business Combination is not within the scope of IFRS 3 — Business Combination, since Provident does not meet the definition of a business. The Business Combination will be accounted for within the scope of IFRS 2 — Share-based Payments. As a result, any excess of fair value of Perfect Ordinary Shares issued over the fair value of Provident’s identifiable net assets acquired represent compensation for the service in respect of a stock exchange listing for Perfect Securities and is expensed upon consummation. The stock exchange listing expense is further increased for the estimated fair value of the Sponsor Earnout Promote Shares issuable upon satisfaction of certain conditions specified in the Sponsor Letter Agreement and is reduced for the estimated fair value of the Shareholder Earnout Shares issuable upon satisfaction of certain conditions specified in the Business Combination Agreement.
7.
Certain disclosure is hereby added to page 57 of the definitive proxy statement/prospectus, immediately before the subsection titled “Summary of Risk Factors”:

Waiver of the Minimum Available Cash Condition
On October 22, 2022, Perfect and Acquisition Entities have executed and delivered a waiver letter to Provident, waiving the Minimum Available Cash Condition to the extent that the Minimum Available Cash Condition would fail to be satisfied at the Closing.
8.
Certain disclosure on page 70 of the definitive proxy statement/prospectus is hereby amended and restated to read as follows:

We may require additional capital to support our operations and the growth of our business, and we cannot be certain that financing will be available on reasonable terms when required, or at all.
We may need additional financing from time to time to operate or grow our business. For example, Perfect’s capital budget assumes, among others, that (i) the Minimum Available Cash Condition will be satisfied, which is a condition that Perfect has discretion to waive if not satisfied, and (ii) Perfect’s development timeline progresses as planned and corresponding expenditures are consistent with current expectations, both of which are subject to various risks and uncertainties, including those described in this prospectus/

proxy statement. If the Minimum Available Cash Condition cannot be met by Provident and is waived by Perfect and Acquisition Entities, our ability to continue operations in full as planned and continue as a going concern may be significantly limited without obtaining additional financing. On October 22, 2022, Perfect and Acquisition Entities have executed and delivered a waiver letter to Provident, waiving the Minimum Available Cash Condition to the extent that the Minimum Available Cash Condition would fail to be satisfied at the Closing.
Our ability to obtain additional financing, if and when required, will depend on investor and lender demand, our operating performance, the condition of the capital markets and other factors, and we cannot assure you that additional financing will be available to us on favorable terms, or at all. If we incur additional debt, including drawing on our credit facility, the debt holders would have rights senior to holders of our ordinary shares to make claims on our assets. If we raise additional funds through the issuance of equity securities, our existing shareholders will experience dilution and those new securities may have rights, preference or privileges senior to those of our ordinary shares. If adequate financing is not available on terms satisfactory to us when we require it, our ability to continue to support the operation and growth of our business could be significantly impaired and our operating results may be adversely affected.
9.
Certain disclosure on page 93 of the definitive proxy statement/prospectus is hereby amended and restated to read as follows:

Provident’s public shareholders who redeem their Provident Class A Ordinary Shares may continue to hold any Public Warrants they own, which results in additional dilution to non-redeeming holders upon exercise of the Public Warrants.
Provident’s public shareholders who redeem their Provident Class A Ordinary Shares may continue to hold any public warrants they owned prior to redemption, which results in additional dilution to non- redeeming holders upon exercise of such public warrants. Assuming all redeeming public shareholders acquired Units in the Initial Public Offering and continue to hold the Public Warrants that were included in the Units, under each of the Illustrative Redemption Scenario and Requested Redemptions Scenario, 11,500,000 Public Warrants would be retained by redeeming public shareholders with a market value of $2,760,000, based on the closing price of $0.24 of the Public Warrants as of September 15, 2022. As a result, the redeeming public shareholders would recoup their entire investment and continue to hold Public Warrants with an aggregate market value of $2,760,000, while non-redeeming public shareholders would suffer additional dilution in their percentage ownership and voting interest of Perfect post-closing upon exercise of the Public Warrants held by redeeming public shareholders.
10.
Certain disclosure on page 96 of the definitive proxy statement/prospectus is hereby amended and restated to read as follows:

If the PIPE Investment or the FPA Investment is not consummated and Perfect and Acquisition Entities do not waive the Minimum Available Cash Condition, the Business Combination may be terminated.
The Business Combination Agreement provides that the obligations of Perfect and Acquisition Entities to consummate the Mergers is subject to the satisfaction of the condition that the funds contained in Provident’s Trust Account (after giving effect to Provident Shareholder Redemption), together with the aggregate amount of proceeds from PIPE Investment and FPA Investment are equal to or exceeds $125,000,000. While the amount in the Trust Account before Provident Shareholder Redemption well exceeds $125,000,000, and the PIPE Investors and the FPA Investors have entered into agreements to purchase an aggregate of 10,500,000 Provident Class A Ordinary Shares for $105,000,000 immediately prior to the Closing, there can be no assurance that (i) such PIPE Investors and the FPA Investors will perform their obligations under executed agreements, or (ii) the amount in the Trust Account (after giving effect to Provident Shareholder Redemption), together with the aggregate amount of proceeds from PIPE Investment and FPA Investment, would be at least $125,000,000. If the Minimum Available Cash Condition is not met by Provident and not waived by Perfect and Acquisition Entities, the Business Combination may be terminated. On October 22, 2022, Perfect and Acquisition Entities have executed and delivered a waiver letter to Provident, waiving the Minimum Available Cash Condition to the extent that the Minimum Available Cash Condition would fail to be satisfied at the Closing.

11.
Certain disclosure on pages 134 and 135 of the definitive proxy statement/prospectus is hereby amended and restated to read as follows:

Closing Conditions
The consummation of the Business Combination is conditioned upon the satisfaction or waiver by the applicable parties to the Business Combination Agreement of the conditions summarized below. There can be no assurance as to whether or when all of the conditions will be satisfied or waived.
The obligations of Provident, Perfect, Merger Sub 1 and Merger Sub 2 to consummate the Business Combination is conditioned upon, among other things:
•
receipt of the required approval by the Provident shareholders;

•
receipt of the required approval by the Perfect shareholders;

•
after giving effect to the exercise of the redemption rights of the Provident shareholders (the “Provident Shareholder Redemption”), Merger Sub 2 (as the surviving company of the Mergers) having at least $5,000,001 of net tangible assets immediately after the consummation of the Business Combination;

•
the absence of any law or governmental order enjoining, prohibiting or making illegal the consummation of the Business Combination;

•
the approval for listing of Perfect Class A Ordinary Shares and Perfect Warrants to be issued in connection with the Business Combination on the NYSE or Nasdaq immediately following the Closing;

•
effectiveness of and the absence of any stop order issued by the SEC with respect to the registration statement on Form F-4 of which this proxy statement/prospectus forms a part; and

•
completion of the Recapitalization in accordance with the terms of the Business Combination Agreement.

The obligations of Perfect, Merger Sub 1 and Merger Sub 2 to consummate the Business Combination are also conditioned upon, among other things:
•
the accuracy of the representations and warranties of Provident (subject to certain materiality standards set forth in the Business Combination Agreement);

•
material compliance by Provident with its pre-closing covenants;

•
the Minimum Available Cash Condition; and

•
the absence of a Provident Material Adverse Effect since the date of the Business Combination Agreement.

On October 22, 2022, Perfect and Acquisition Entities have executed and delivered a waiver letter to Provident, waiving the Minimum Available Cash Condition to the extent that the Minimum Available Cash Condition would fail to be satisfied at the Closing.
The obligations of Provident to consummate the Business Combination are also conditioned upon, among other things:
•
the accuracy of the representations and warranties of Perfect (subject to certain materiality standards set forth in the Business Combination Agreement);

•
material compliance by Perfect with its pre-closing covenants; and

•
the absence of a Perfect Material Adverse Effect that is continuing as of Closing since the date of the Business Combination Agreement.

12.
Certain disclosure on pages 176 and 177 of the definitive proxy statement/prospectus is hereby amended and restated to read as follows:

Sources and Uses of Funds for the Business Combination
The following table summarizes the sources and uses for funding the transactions contemplated by the Business Combination Agreement. Where actual amounts are not known or knowable, the figures below represent Provident’s good faith estimate of such amounts.
Source(1)	Assuming No Redemption Scenario	Assuming Illustrative Redemption Scenario	Assuming Requested Redemptions Scenario
	(in millions)
Perfect Shareholders Rollover Equity(2)	$1,010	$1,010	$1,010
Proceeds from Trust Account	230	20	14
Proceeds from FPA Investment	55	55	55
Proceeds from PIPE Investment	50	50	50
Provident Founder Shares Rollover Equity	54	54	54
Total	$1,399	$1,189	$1,183

(1)
Pro forma shares outstanding based on $10 per share.

(2)
Includes (a) Perfect Ordinary Shares to be received by Perfect shareholders. Excludes (b) 5,311,310 Perfect Ordinary Shares reserved for issuance under the Perfect Incentive Plan; and (c) Ordinary Shares issuable upon the exercise of 20,850,000 Perfect Warrants to be outstanding upon completion of the Business Combination.

Uses(1)	Assuming No Redemption Scenario	Assuming Illustrative Redemption Scenario	Assuming Requested Redemptions Scenario
	(in millions)
Perfect Shareholders Rollover Equity(2)	1,010	1,010	1,010
Cash to Balance Sheet	326	116	110
Provident Founder Shares Rollover Equity	54	54	54
Estimated Fees and Expenses	9	9	9
Total	1,399	1,189	1,183

(1)
Pro forma shares outstanding based on $10 per share.

(2)
Includes (a) Perfect Ordinary Shares to be received by Perfect Shareholders. Excludes (b) 5,311,310 Perfect Ordinary Shares reserved for issuance under the Perfect Incentive Plans; and (c) Perfect Ordinary Shares issuable upon the exercise of 20,850,000 Perfect Warrants to be outstanding upon completion of the Business Combination.

Anticipated Accounting Treatment
The Business Combination will be accounted for as a capital reorganization. Under this method of accounting, Provident will be treated as the accounting acquiree for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Perfect issuing shares at the Closing for the net assets of Provident as of the Closing Date, accompanied by a recapitalization. The net assets of Provident will be stated as historical cost, with no goodwill or other intangible assets recorded.
Perfect has been determined to be the accounting acquirer based on the evaluation of the following facts and circumstances under each of the No Redemption Scenario, the Illustrative Redemption Scenario and the Requested Redemptions Scenario:

•
the former owners of Perfect will hold the largest portion of voting rights in the combined company;

•
Perfect has the right to appoint a majority of the directors in the combined company;

•
Perfect’s existing senior management team will comprise a majority of management of the combined company;

•
the operations of Perfect will represent the ongoing operations of the combined company; and

•
Perfect is the larger one of the combining entities based on fair value, assets, revenues and profits/ losses.

The Business Combination is not within the scope of IFRS 3 — Business Combination, since Provident does not meet the definition of a business. The Business Combination will be accounted for within the scope of IFRS 2 — Share-based Payments. As a result, any excess of fair value of Perfect Ordinary Shares issued over the fair value of Provident’s identifiable net assets represent compensation for the service in respect of a stock exchange listing for Perfect Securities and is expensed upon consummation. The stock exchange listing expense is further increased for the estimated fair value of the Sponsor Earnout Promote Shares issuable upon satisfaction of certain conditions specified in the Sponsor Letter Agreement and is reduced for the estimated fair value of the Shareholder Earnout Shares issuable upon satisfaction of certain conditions specified in the Business Combination Agreement.
13.
The disclosure under the section titled “Unaudited Pro Forma Condensed Combined Financial Information” on pages 185 to 206 of the definitive proxy statement/prospectus is hereby amended and restated to read as follows:

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.
Introduction
The following unaudited pro forma condensed combined financial statements present the combination of the historical financial information of Perfect and Provident, adjusted to give effect to the Business Combination and related transactions and has been prepared for informational purposes only.
The following unaudited pro forma condensed combined balance sheet as of June 30, 2022 combines the unaudited historical balance sheet of Provident as of June 30, 2022 with the unaudited historical balance sheet of Perfect as of June 30, 2022, giving effect to the Business Combination, the Sponsor Earnout Promote Shares (as discussed in the section titled “— Accounting for the Business Combination” below), Shareholder Earnout Shares (as discussed in the section titled “— Accounting for the Business Combination” below), Forward Purchase Shares and Forward Purchase Warrants and the assumed issuance of shares to the PIPE Investors, as if they had been consummated as of that date. The unaudited pro forma condensed combined statements of operation for the six months ended June 30, 2022 and the year ended December 31, 2021 combine the historical statement of operation of Provident and the condensed statement of operation of Perfect for such periods on a pro forma basis, giving effect to the Business Combination, the Sponsor Earnout Promote Shares, Shareholder Earnout Shares, Forward Purchase Shares and Forward Purchase Warrants and the assumed issuance of shares to the PIPE Investors, as if they had been completed on January 1, 2021, the beginning of the earliest period presented.
The unaudited pro forma condensed combined financial statements give pro forma effect for transaction accounting adjustments for the merger.
The unaudited pro forma condensed combined financial information assumes that the warrant liability, which may be exercised no earlier than thirty (30) days after the Business Combination, will be accounted for as liabilities in accordance with IAS 32 following consummation of the Business Combination and, accordingly, would be subject to ongoing mark-to-market adjustments through the statement of operations.
The unaudited pro forma condensed combined financial statements do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the Business

Combination occurred on the dates indicated. The unaudited pro forma combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined company. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. Such differences might include but are not limited to the estimated fair value of Perfect equity consideration, the estimated fair value of Sponsor Earnout Promote Shares and Shareholder Earnout Shares, and the exercise of redemption rights in respect of Public Shares.
This information should be read together with the accompanying notes to the unaudited pro forma condensed combined financial statements, Perfect’s and Provident’s unaudited financial statements as of and for the six months ended June 30, 2022 and audited financial statements as of and for the year ended December 31, 2021 and related notes, the sections titled “Perfect’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Provident’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.
Accounting for the Business Combination
The Business Combination will be accounted for as a capital reorganization. Under this method of accounting, Provident will be treated as the accounting acquiree for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Perfect issuing shares at the closing of the Business Combination for the net assets of Provident as of the closing date, accompanied by a recapitalization. The net assets of Provident will be stated as historical cost, with no goodwill or other intangible assets recorded.
Perfect has been determined to be the accounting acquirer based on the evaluation of the following facts and circumstances under the requested redemption scenario:
•
The former owners of Perfect will hold the largest portion of voting rights in the Combined Company;

•
Perfect has the right to appoint a majority of the directors in the Combined Company;

•
Perfect’s existing senior management team will comprise a majority of management of the Combined Company;

•
The operations of Perfect will represent the ongoing operations of the Combined Company; and

•
Perfect is the larger one of the combining entities based on the fair value, assets, revenues and profits and losses.

The Business Combination is not within the scope of IFRS 3 — Business Combination, since Provident does not meet the definition of a business. The Business Combination will be accounted for within the scope of IFRS 2 — Share-based Payments. As a result, any excess of fair value of Perfect Ordinary Shares issued over the fair value of Provident’s identifiable net assets acquired represents compensation for the service in respect of a stock exchange listing for Perfect Securities and is expensed upon consummation. The stock exchange listing expense is further increased for the estimated fair value of the Sponsor Earnout Promote Shares issuable upon satisfaction of certain conditions specified in the Sponsor Letter Agreement and is reduced for the estimated fair value of the Shareholder Earnout Shares issuable upon satisfaction of certain conditions specified in the Business Combination Agreement.
For purposes of the preparation of the unaudited pro forma condensed financial information contained in this proxy statement/prospectus, the fair value of Perfect Ordinary Shares has been estimated based on the market price of the Public Shares, which in turn has been assumed to already reflect a discount for the fair value of the Sponsor Earnout Promote Shares and the Shareholder Earnout Shares issuable upon satisfaction of certain conditions specified in the Sponsor Letter Agreement and the Business Combination Agreement, respectively. Accordingly, no separate adjustment has been recorded in the unaudited pro forma condensed financial information contained in this proxy statement/prospectus to further reduce the estimated stock exchange listing expense for the estimated fair value of the Shareholder Earnout Shares, because such reduction is already assumed to be reflected in the publicly-quoted share price of Provident related to the Public Shares. However, a separate adjustment has been recorded in the unaudited pro forma condensed financial information contained in this proxy statement/prospectus to increase the stock exchange listing expense for the estimated fair value of the Sponsor Earnout Promote Shares, because the estimated fair value of those Sponsor Earnout Promote Shares is assumed to already be reflected as a reduction in the publicly-quoted share price of Provident related to the Public Shares that has been used to derive the fair value of the Perfect Ordinary Shares, while taking into consideration that those Sponsor Earnout Promote Shares represent additional consideration to be paid to the Sponsor in connection with the Business Combination that will not be paid to the Public Shareholders.
Basis of Pro Forma Presentation
Pursuant to Provident’s existing charter, Provident’s public shareholders were offered the opportunity to redeem, upon closing of the Business Combination, Provident Class A Ordinary Shares held by them for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account. The unaudited pro forma condensed combined financial statements reflect the requested redemption of 21,651,203 shares of Provident Class A Ordinary Shares at approximately $10.014 per share, including interest earned on the funds held in the trust account.

PERFECT
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
JUNE 30, 2022
					Requested Redemption Scenario
	Perfect (IFRS, Historical)	Provident (US GAAP, Historical)	IFRS Conversion and Presentation	Note	Additional Transaction Accounting Adjustments	Note	Pro Forma Combined
Cash and cash equivalents	82,772,541	479,064	—		230,330,846	C	192,139,502
					(216,823,474)	G
					55,000,000	L
					50,000,000	F
					(6,156,668)	H
					(3,062,807)	I
					(400,000)	M
Trade receivables	7,607,005	—	—		—		7,607,005
Contract assets	1,963,571	—	—		—		1,963,571
Inventories	52,487	—	—		—		52,487
Other receivables	30,514	—	—		—		30,514
Current income tax assets	63,264	—	—		—		63,264
Prepayments	—	209,315	—		—		209,315
Other current assets	146,142	—	—		—		146,142
Total Current Assets	92,635,524	688,379	—		108,887,897		202,211,800
Investments held in Trust Account	—	230,330,846	—		(230,330,846)	C	—
Property, plant and equipment	389,548	—	—		—		389,548
Right-of-use asset	431,278	—	—		—		431,278
Intangible assets	107,906	—	—		—		107,906
Refundable deposits	128,611	—	—		—		128,611
Other non-current assets	139,340	—	—		—		139,340
Total Non-current Assets	1,196,683	230,330,846	—		(230,330,846)		1,196,683
Total Assets	93,832,207	231,019,225	—		(121,442,949)		203,408,483
Liabilities and Shareholders’ Equity
Promissory note – related party	—	400,000	—		(400,000)	M	—
Contract liabilities – current	10,418,085	—	—		—		10,418,085
Other payables	8,138,533	1,969,339	—		(1,934,998)	H	7,673,575
					(499,299)	I
Current tax liabilities	133,386	—	—		—		133,386
Current provisions	1,495,287	—	—		—		1,495,287
Lease liabilities – current	347,768	—	—		—		347,768
Other current liability	136,293	—	—		—		136,293
Total Current Liabilities	20,669,352	2,369,339	—		(2,834,297)		20,204,394
Deferred underwriting commissions	—	8,050,000	—		(8,050,000)	D	—
Financial liabilities at fair value through profit or loss – non-current	230,862,672		230,330,846	1	(230,862,672)	E	—
					(230,330,846)	B	—
Warrant liability	—	3,046,407			460,350	L	3,506,757
FPA liability	—	321,287	—		(321,287)	L	—
Lease liabilities – non-current	76,591	—	—		—		76,591
Guarantee deposits received	26,110	—	—		—		26,110
Net defined benefit liability, non-current	97,332	—	—		—		97,332
Total Non-current Liabilities	231,062,705	11,417,694	230,330,846		(469,104,455)		3,706,790
Total Liabilities	251,732,057	13,787,033	230,330,846		(471,938,752)		23,911,184
Commitments

Requested Redemption Scenario
	Perfect (IFRS, Historical)	Provident (US GAAP, Historical)	IFRS Conversion and Presentation	Note	Additional Transaction Accounting Adjustments	Note	Pro Forma Combined
Provident Class A Ordinary Shares; 23,000,000 shares subject to possible redemption at $10.00 per share as of June 30, 2022	—	230,330,846	(230,330,846)	1	—		—
Shareholders’ Equity:
Provident Class B Ordinary Shares, $0.0001 par value; 20,000,000 shares authorized; 5,750,000 shares issued and outstanding at June 30, 2022	—	575	—		(575)	A	—
Perfect Common Shares	32,814,951	—	—		(32,814,951)	E	—
Perfect Class A Ordinary Shares, $0.1 par value	—	—	—				10,147,508
					8,421,128	E
					2,300,000	B
					(2,165,120)	G
					541,500	A
					550,000	L
					500,000	F
Perfect Class B Ordinary Shares, $0.1 par value	—	—	—				1,678,872
					1,678,872	E
Capital surplus	6,806,084	2,355,113	—				472,629,462
					(540,925)	A
					227,700,000	B
					(214,658,354)	G
					54,310,937	L
					49,500,000	F
					(447,099)	I
					(6,806,084)	E
					(80,000)	H
					33,811,356	E
					254,947,074	E
					48,660,386	J
					9,020,974	K
					8,050,000	D
Retained earnings (accumulated deficit) . . . . . . . . . . . . . . . . . . .	(197,144,671)	(15,454,342)	—				(304,582,329)
					(9,020,974)	K
					330,846	B
					(28,374,723)	E
					(4,141,670)	H
					(2,116,409)	I
					(48,660,386)	J
Other equity	(376,214)	—	—		—		(376,214)
Total shareholders’ equity	(157,899,850)	(13,098,654)	—		350,495,803		179,497,299
Total liabilities and shareholders’ equity	93,832,207	231,019,225	—		(121,442,949)		203,408,483

(1)
Reflects the U.S. GAAP to IFRS conversion adjustment related to the reclassification of Provident’s historical mezzanine equity (Provident Class A Ordinary Shares subject to possible redemption) into Non-Current Liabilities (Financial liabilities at fair value through profit or loss — non-current).

PERFECT
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED
JUNE 30, 2022
					Requested Redemption Scenario
	Perfect (IFRS, Historical)	Provident (US GAAP, Historical)	IFRS Conversion and Presentation	Note	Additional Transaction Accounting Adjustments	Note	Pro Forma Combined
Operating Revenue	23,378,774	—	—		—		23,378,774
Cost of revenue	3,281,561	—	—		—		3,281,561
Gross profit	20,097,213	—	—		—		20,097,213
Selling and marketing expenses	12,086,524	—	—		—		12,086,524
General and administrative expenses	4,700,480	2,026,855	—		—		6,727,335
Research and development expenses	5,358,074	—	—		—		5,358,074
Total Operating Expenses	22,145,078	2,026,855	—		—		24,171,933
Operating loss	(2,047,865)	(2,026,855)	—		—		(4,074,720)
Interest income	178,288	—	—		—		178,288
Interest earned on marketable securities held in Trust Account	—	316,409	—		(316,409)	EE	—
Unrealized gain on change in fair value of warrants	—	6,602,351	—		—		6,602,351
Unrealized gain on change in fair value of FPA Units	—	366,763	—		—		366,763
Other income	11,153	—	—		—		11,153
Other gains and losses	601,342	—	—		—		601,342
Gain on financial liabilities at fair value through profit or loss	28,374,723	—	—		(28,374,723)	CC	—
Finance costs	(4,547)	—	—		—		(4,547)
Total Non-operating Income and Expenses	29,160,959	7,285,523	—		(28,691,132)		7,755,350
Profit before income tax	27,113,094	5,258,668	—		(28,691,132)		3,680,630
Income tax expense	(160,738)	—	—		—		(160,738)
Net profit	26,952,356	5,258,668	—		(28,691,132)		3,519,892
Weighted average shares of Perfect Common Shares outstanding:
Basic	324,746,974	—	—		—		—
Diluted	567,078,210
Net profit (loss) attributable to shareholders per common share:
Basic	0.083	—	—		—		—
Diluted	(0.003)	—	—		—		—

					Requested Redemption Scenario
	Perfect (IFRS, Historical)	Provident (US GAAP, Historical)	IFRS Conversion and Presentation	Note	Additional Transaction Accounting Adjustments	Note	Pro Forma Combined
Weighted average shares of Provident Ordinary Shares outstanding:
Net profit attributable to shareholders per ordinary share:
Basic and diluted weighted average shares outstanding, Class A ordinary share subject to possible redemption	—	23,000,000	—		—		—
Basic and diluted – net income per ordinary share, Class A ordinary shares subject to possible redemption	—	0.18	—		—		—
Basic and diluted weighted average shares outstanding, Class A and Class B shares outstanding, non-redeemable ordinary share	—	5,750,000	—		—		—
Basic and diluted net income per share, non-redeemable ordinary share	—	0.18	—		—		—
Pro forma weighted average shares of Perfect Ordinary Shares outstanding – basic and diluted							117,661,398
Pro forma net profit attributable to shareholders per ordinary share – basic and diluted							0.03

PERFECT
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED
DECEMBER 31, 2021
					Requested Redemption Scenario
	Perfect (IFRS, Historical)	Provident (US GAAP, Historical)	IFRS Conversion and Presentation	Note	Additional Transaction Accounting Adjustments	Note	Pro Forma Combined
Operating Revenue	40,760,117	—	—		—		40,760,117
Cost of revenue	5,736,216	—	—		—		5,736,216
Gross profit	35,023,901	—	—		—		35,023,901
Selling and marketing expenses	25,285,612	—	—		—		25,285,612
General and administrative expenses	4,936,456	2,447,239	—		3,733,623	AA	68,798,678
					9,020,974	DD
					48,660,386	BB
Research and development expenses	9,838,292	—	—		—		9,838,292
Total Operating Expenses	40,060,360	2,447,239	—		61,414,983		103,922,582
Operating loss	(5,036,459)	(2,447,239)	—		(61,414,983)		(68,898,681)
Interest income	131,323	—	—		—		131,323
Interest earned on marketable securities held in Trust Account	—	14,437	—		(14,437)	EE	—
Expenses incurred for issuance of FPA Units	—	(1,776,766)	—		—		(1,776,766)
Expenses incurred for the fair value of warrants exceeding the purchase price	—	(1,053,214)	—		—		(1,053,214)
Unrealized gain on change in fair value of warrants	—	11,265,612	—		—		11,265,612
Unrealized gain on change in fair value of FPA Units	—	4,597,417	—		—		4,597,417
Other income	117,600	—	—		—		117,600
Other gains and losses	(892,866)	—	—		—		(892,866)
Loss on financial liabilities at fair value through profit or loss	(150,745,231)	—	—		150,745,231	CC	—
Finance costs	(9,045)	—	—		—		(9,045)
Total Non-operating Income and Expenses	(151,398,219)	13,047,486	—		150,730,794		12,380,061
(Loss) profit before income tax	(156,434,678)	10,600,247	—		89,315,811		(56,518,620)
Income tax expense	(416,955)	—	—		—		(416,955)
Net (loss) profit	(156,851,633)	10,600,247	—		89,315,811		(56,935,575)
Weighted average shares of Perfect Common Shares outstanding:
Basic and diluted	299,164,960	—	—		—		—

					Requested Redemption Scenario
	Perfect (IFRS, Historical)	Provident (US GAAP, Historical)	IFRS Conversion and Presentation	Note	Additional Transaction Accounting Adjustments	Note	Pro Forma Combined
Net loss attributable to shareholders per common share:
Basic and diluted	(0.52)	—	—		—		—
Weighted average shares of Provident Ordinary Shares outstanding:
Net profit attributable to shareholders per ordinary share:
Basic and diluted weighted average shares outstanding, Class A ordinary share subject to possible redemption	—	22,243,836	—		—		—
Basic and diluted – net income per ordinary share, Class A ordinary shares subject to possible redemption	—	0.38	—		—		—
Basic and diluted weighted average shares outstanding, Class A and Class B shares outstanding, non- redeemable ordinary share	—	5,725,342	—		—		—
Basic and diluted net income per share, non-redeemable ordinary share	—	0.38	—		—		—
Pro forma weighted average shares of Perfect Ordinary Shares outstanding – basic and diluted							117,846,673
Pro forma net loss attributable to shareholders per ordinary share – basic and diluted							(0.48)

Note 1 — Description of the Business Combination
On March 3, 2022, Provident entered into a Business Combination Agreement with Perfect, Beauty Corp., a wholly owned subsidiary of Perfect (the “Merger Sub 1”), and Fashion Corp., a wholly owned subsidiary of Perfect (the “Merger Sub 2”). Pursuant to the Business Combination Agreement, (a) Merger Sub 1 will merge with and into Provident (the “First Merger”), with Provident surviving the First Merger as a wholly owned subsidiary of Perfect (such company, as the surviving entity of the First Merger, the “First Merger Surviving Company, and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Entity will merge with and into Merger Sub 2 (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub 2 surviving the Second Merger as a wholly owned subsidiary of Perfect (such company, as the surviving entity of the Second Merger, the “Second Merger Surviving Company”). As a result of the Mergers, and upon consummation of the Mergers and the other transactions contemplated by the Business Combination Agreement (the “Business Combination” and together with transactions contemplated by agreements, instruments and documents contemplated by the Business Combination Agreements, the “Proposed Transactions”), the shareholders of Provident will become shareholders of Perfect. After the completion of the Business Combination, Perfect’s shares and warrants are expected to trade on the NYSE under the ticker symbols “PERF” and “PERF WS,” respectively, and Perfect is expected to become a publicly listed company.
Shareholder Earnout Shares
The Business Combination Agreement provides that, from and after the Closing Date, as defined in the Business Combination Agreement, until the fifth anniversary of the Closing Date (the “Earnout Period”), Perfect may issue up to 10,000,000 Perfect Class A Ordinary Shares and Perfect Class B Ordinary Shares (the “Shareholder Earnout Shares”) to certain persons who are Perfect’s shareholders immediately prior to the First Merger Effective Time (the “Shareholder Earnout Participants”) in accordance with each such Shareholder Earnout Participant’s Pro Rata Portion. Subject to the terms and conditions contemplated by the Business Combination Agreement, 3,000,000, 3,000,000 and 4,000,000 of the Shareholder Earnout Shares are issuable if over any 20 trading days within any 30-trading-day period during the Earnout Period when the daily volume-weighted average price of the Perfect Class A Ordinary Shares is greater than or equal to $11.50, $13.00 and $14.50, respectively (each, a “Shareholder Earnout Event”), provided that such Shareholder Earnout Participant holds more than 1% of the Company’s fully diluted share capital at the time of the applicable Shareholder Earnout Event. The unaudited pro forma condensed combined financial information in this proxy statement/prospectus assumes that the fair value of the Shareholder Earnout Shares is already reflected in the publicly-quoted share price of Provident that has been used to derive the estimated fair value of Perfect Ordinary Shares. Accordingly, no additional pro forma adjustment to adjust for the fair value of the Shareholder Earnout Shares is considered necessary, because the estimated fair value of such shares is already presumed to be reflected in the fair value of the Perfect shares shown in Note 4(J) below.
FPA Investment
In connection with the Initial Public Offering of Provident, Provident and certain investors (the “FPA Investors”) entered into certain forward purchase agreements (each, a “Forward Purchase Agreement”), pursuant to which the FPA Investors agreed to subscribe for and purchase, and Provident agreed to issue and sell to such FPA Investors, collectively, 5,500,000 Provident Class A Ordinary Shares and 2,750,000 warrants to purchase Provident Class A Ordinary Shares in consideration for an aggregate purchase price of $55,000,000 (the “FPA Investment”).
PIPE
On March 3, 2022, the PIPE Investors entered into the Subscription Agreements pursuant to which the PIPE Investors have committed to subscribe for and purchase, and Perfect has agreed to issue and sell to the PIPE Investors, Perfect Class A Ordinary Shares at $10.00 per share for an aggregate purchase price of $50,000,000 (the “PIPE Investment”). Under the Subscription Agreements, the obligations of the parties to consummate the PIPE Investment are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties.

Waiver of Anti-Dilution Protection and Adjustment of Provident Class B Share Number
Concurrently with the execution of the Business Combination Agreement, Perfect, Provident and Sponsor entered into a letter agreement (the “Sponsor Letter Agreement”). Under the Sponsor Letter Agreement, Sponsor, in its capacity as the holder of at least a majority of the Provident Class B Ordinary Shares in issue, has agreed to waive any anti-dilution adjustment to the conversion ratio between Provident Class B Ordinary Shares and Provident Class A Ordinary Shares that may result from the issuance of Provident Class A Ordinary Shares in connection with the PIPE Investment. However, such waiver does not cover any adjustment to the conversion ratio that may result from the closing of purchase of Provident Class A Ordinary Shares and Provident Warrants pursuant to the Forward Purchase Agreements. In addition, to the extent that, after giving effect to the adjustment to the conversion ratio, the adjusted conversion ratio is less than the sum of (i) one plus (ii) the quotient of (a) the aggregate number of Provident Class A Ordinary Shares issued in the Forward Purchase Financing divided by (b) 23,000,000 (such sum, the “Target Conversion Ratio”), Perfect will issue, immediately prior to the First Merger Effective Time but after the Recapitalization, to each holder of Provident Class B Ordinary Shares as of immediately prior to the First Merger Effective Time such number of Perfect Class A Ordinary Shares that would make the total number of Perfect Class A Ordinary Shares held by such holder immediately after the First Merger Effective Time equal to an amount that such holder would hold if the Provident Class B Ordinary Shares had been converted into Provident Class A Ordinary Shares at the Target Conversion Ratio immediately prior to the First Merger Effective Time.
Sponsor Earnout Promote Shares
The Sponsor Letter Agreement also provides that 25.90333% of the Perfect Class A Ordinary Shares held by Sponsor as of immediately after the First Merger Effective Time (the “Forfeited Shares”) will be forfeited and cancelled for no consideration immediately after, and contingent upon, the Closing. Subject to the terms and conditions contemplated by the Sponsor Letter Agreement, upon the occurrence of a Sponsor Earnout Event (as defined below) during the Earnout Period, Perfect will issue Perfect Class A Ordinary Shares of up to an aggregate number equal to 68.74994% of the amount of the Forfeited Shares (the “Sponsor Earnout Promote Shares”) to Sponsor, with (i) 50% of the Sponsor Earnout Promote Shares issuable if over any 20 trading days within any 30-trading-day period during the Earnout Period the daily volume-weighted average price of the Perfect Class A Ordinary Shares is greater than or equal to $11.50, and (ii) 50% of the Sponsor Earnout Promote Shares issuable over any twenty (20) trading days within any thirty (30)-trading-day period during the Earnout Period the daily volume-weighted average price of the Perfect Class A Ordinary Shares is greater than or equal to $13.00 (each, a “Sponsor Earnout Event”). The unaudited pro forma condensed combined financial information in this proxy statement/prospectus assumes that the fair value of the Sponsor Earnout Promote Shares is reflected in the publicly-quoted share price of Provident that has been used to derive the estimated fair value of Perfect Ordinary Shares. A separate adjustment has been recorded in these pro forma financial statements to increase the estimated stock exchange listing expense for the Sponsor Earnout Promote Shares, because the estimated fair value of those Sponsor Earnout Promote Shares is assumed to already be reflected as a reduction in the publicly-quoted share price of Provident related to the Public Shares that has been used to derive the fair value of the Perfect Ordinary Shares, yet those Sponsor Earnout Promote Shares represent additional consideration to be paid to the Sponsor in connection with the Business Combination that will not be paid to the Public Shareholders. See Note 4(K) and 4(DD) below.
The following summarizes the unaudited pro forma Perfect Ordinary Shares outstanding, as of June 30, 2022, under the requested redemption scenario:

Ownership
	Assuming Requested Redemption
	Perfect Class A Ordinary Shares	Perfect Class B Ordinary Shares	Equity%
Public Shareholders	1,348,797		1.1%
Initial Shareholders(1)	5,415,000		4.6%
FPA Investors	5,500,000		4.7%
Perfect Shareholders(2)	84,211,280	16,788,718	85.4%
PIPE Investors	5,000,000		4.2%
Total Perfect Shares Outstanding at Closing	101,475,077	16,788,718	100.00%

(1)
Assuming 5,500,000 Forward Purchase Shares will be issued, holders of 5,750,000 Provident Class B Ordinary Shares will receive 7,125,000 Perfect Class A Ordinary Shares upon the First Merger and after giving effect to the share surrender by Sponsor, will hold 5,415,000 Perfect Class A Ordinary Shares Excludes any potential Sponsor Earnout Promote Shares, as such shares are not issued and outstanding at Closing.

(2)
The shares consist of Perfect Ordinary Shares, Perfect Series A, Series A-1, Series B, Series C-1, and Series C-2 Preferred Shares (the “Perfect Preferred Shares”), and exercise of Perfect Incentive Plan. Excludes any potential Shareholder Earnout Shares, as such shares are not issued and outstanding at Closing.

The above share amounts and ownership percentages have been calculated based on the following assumptions:
•
Immediately prior to the First Merger Effective Time, each issued and outstanding Provident Class B Ordinary will be automatically converted into a number of Provident Class A Ordinary Shares in accordance with the conversion ratio provided under Provident’s Articles (the “Conversion Ratio”). At the First Merger Effective Time, each issued and outstanding Provident Class A Ordinary Share other than Provident Dissenting Shares will be cancelled in exchange for the right to receive one Perfect Class A Ordinary Share. In addition, pursuant to the Sponsor Letter Agreement, (i) if the Conversion Ratio is less than the sum of (I) one plus (II) the quotient of (A) the Forward Purchase Shares divided by (B) 23,000,000 (the “Target Conversion Ratio”), Perfect will issue additional Perfect Class A Ordinary Shares to the former holders of Provident Class B Ordinary Shares to make the total number of Perfect Class A Ordinary Shares held by each such holder immediately after the First Merger Effective Time equal to an amount that such holder would hold had the Provident Class B Ordinary Shares been converted into Provident Class A Ordinary Shares at the Target Conversion Ratio, and (ii) 25.90333% of the Perfect Class A Ordinary Shares held by the Sponsor as of immediately after the First Merger Effective Time (after the share issuance described in the foregoing (i)) will be surrendered and cancelled. Assuming 5,500,000 Forward Purchase Shares will be issued, the holders of 5,750,000 Provident Class B Ordinary Shares will receive 7,125,000 Perfect Class A Ordinary Shares upon the First Merger and the share issuance described in the preceding sentence and will hold 5,415,000 Perfect Class A Ordinary Shares after giving effect to the share surrender described in the proceeding sentence.

•
Immediately prior to the First Merger Effective Time, each Perfect Common Share and Perfect Preferred Share outstanding immediately prior to the First Merger Effective Time, will be automatically converted into a number of Perfect Class A Ordinary Shares equal to the Combination Factor, which is 0.17704366.

Share Type before Share Combination	Number of Shares before Share Combination	Combination Factor	Share Type after Share Combination	Number of Shares after Share Combination
Common shares	241,649,505	0.17704366	Class A Ordinary Shares	42,782,509
Preferred shares	234,003,142			41,428,771
Subtotal	475,652,647			84,211,280
Common shares	86,500,000	0.17704366	Class B Ordinary Shares	15,314,281
Preferred shares	8,328,094			1,474,437
Subtotal	94,828,094			16,788,718
Total	570,480,741			100,999,998
The share amounts and ownership percentages for the requested redemption scenario reflected in the above table has furthermore been calculated based on certain additional assumptions, which are described below in “Note 2. Basis of Presentation.”
Note 2 — Basis of Presentation
The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Transaction and has been prepared for informational purposes only.
The following unaudited pro forma condensed combined balance sheet as of June 30, 2022 and the unaudited pro forma condensed combined statements of comprehensive income for the six months ended June 30, 2022 and the year ended December 31, 2021 are based on the historical financial statements of Perfect and Provident. The transaction accounting adjustments for the transaction consist of those necessary to account for the transaction.
The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.
Perfect and Provident did not have any historical relationship prior to the Transaction. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.
The unaudited pro forma condensed combined balance sheet as of June 30, 2022, assumes that the Transactions occurred on June 30, 2022. The unaudited pro forma condensed combined statement of comprehensive income for the six months ended June 30, 2022 and the year ended December 31, 2021 presents pro forma effect to the Transactions as if they had been completed on January 1, 2021, the beginning of the earliest period presented.
The unaudited pro forma condensed combined balance sheet as of June 30, 2022 has been prepared using, and should be read in conjunction with, the following:
•
Provident’s unaudited balance sheet as of June 30, 2022, and the related notes for the six months ended June 30, 2022; and

•
Perfect’s consolidated statement of financial position as of June 30, 2022, and the related notes for the six months ended June 30, 2022.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2022 has been prepared using, and should be read in conjunction with, the following:
•
Provident’s unaudited statement of operations for the six months ended June 30, 2022 and the related notes; and

•
Perfect’s consolidated statement of comprehensive income for the six months ended June 30, 2022 and the related notes.

The unaudited pro forma condensed combined statement of comprehensive income for the year ended December 31, 2021 has been prepared using, and should be read in conjunction with, the following:
•
Provident’s audited statement of operations for the year ended December 31, 2021 and the related notes; and

•
Perfect’s consolidated statement of comprehensive income for the year ended December 31, 2021 and the related notes.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.
The pro forma adjustments reflecting the consummation of the Transactions are based on certain currently available information and certain assumptions and methodologies that Perfect believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Perfect believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Transactions based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the combined company. They should be read in conjunction with the historical financial statements and notes thereto of Perfect and Provident.
Note 3 — Accounting Policies
The historical financial information of Perfect was prepared in accordance with IFRS as issued by the IASB and the historical financial information of Provident was prepared in accordance with U.S. GAAP. The historical financial information of Provident has been adjusted to give effect to certain differences between U.S. GAAP and IFRS for the purposes of the unaudited pro forma condensed combined financial information. The only adjustment required to convert Provident’s financial statements from U.S. GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information was to reclassify the Provident Ordinary Shares subject to redemption to non-current financial liabilities under IFRS.
Note 4 — Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Proposed Transactions and has been prepared for informational purposes only. The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial statements to give pro forma effect for transaction accounting adjustments for the merger.
The unaudited pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the combined company filed consolidated income tax returns during the periods presented.
The unaudited pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of comprehensive income are based upon the number of Perfect Class A Ordinary Shares and Perfect Class B Ordinary Shares outstanding, assuming the Proposed Transactions occurred on January 1, 2021.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
Note (A)	Reflects the conversion of 5,750,000 Provident Class B Ordinary Shares held by the Initial Shareholders to 5,415,000 Perfect Class A Ordinary Shares after the consummation of the Proposed Transactions. Pursuant to the Business Combination Agreement, all Provident Class B Ordinary Shares outstanding prior to the Effective Time will be repurchased and canceled by Provident in exchange for the issuance of such number of Provident Class A Ordinary Shares in accordance with the conversion ratio provided under Provident’s Articles at the First Merger Effective Time. All Provident Class B Ordinary Shares converted into Provident Class A Ordinary Shares will no longer be outstanding and will cease to exist, and as a result of the Business Combination, each issued and outstanding Provident Class A Ordinary Share will no longer be outstanding and will automatically be converted into the right of the holder thereof to receive one Perfect Class A Ordinary Share at the First Merger Effective Time.
Provident Class B Ordinary Shares	575		Provident Class B Ordinary Shares, $0.0001 par value with 5,750,000 shares issued and outstanding
Capital surplus	540,925		Perfect capital surplus – ordinary shares
Perfect Class A Ordinary Shares		541,500	Perfect Class A Ordinary Shares, $0.1 par value with 5,415,000 shares issued
Note (B)	Reflects the conversion of 23,000,000 Provident Class A Ordinary Shares subject to possible redemption originally classified as temporary equity under U.S. GAAP and reclassified to financial liabilities at fair value through profit or loss — non-current under IFRS to Perfect Class A Ordinary Shares and capital surplus, on a one-for-one basis upon the Business Combination.
Note (C)	Reflects the reclassification of $230 million of investments held in the Trust Account that become available to fund the Business Combination.
Note (D)	Reflects the reversal of $8 million of Provident’s deferred underwriting fees liability that has been waived due to the resignation of underwriters.
Note (E)	Represents the recapitalization of (i) 328,149,505 shares of Perfect Common Shares and (ii) 242,331,236 shares of Perfect Preferred Shares, into 84,211,280 shares of Perfect Class A Ordinary Shares with par value $0.1 and 16,788,718 shares of Perfect Class B Ordinary Shares with par value $0.1. Excludes any potential earn-out consideration, as it does not represent legally outstanding ordinary shares at Closing.
Financial liabilities at fair value through profit or loss – non-current	230,862,672		Perfect Preferred Shares
Perfect Common Shares	32,814,951		Perfect Common Shares, $0.1 par value
Capital surplus	6,806,084		Perfect capital surplus – common shares
Perfect Class A Ordinary Shares		8,421,128	Perfect Class A Ordinary Shares, $0.1 par value
Perfect Class B Ordinary Shares		1,678,872	Perfect Class B Ordinary Shares, $0.1 par value
Capital surplus		33,811,356	Capital surplus from recapitalization of Perfect Common Shares

Capital surplus		254,947,074	Capital surplus from recapitalization of Perfect Preferred Shares
Retained earnings (accumulated deficit)	28,374,723		Reversal of gain on financial liabilities at fair value through profit or loss
Note (F)	Reflects the net proceeds of $50 million from the issuance and sale of 5,000,000 shares of Provident Class A Ordinary Shares at $10.00 per share in a private placement pursuant to the Subscription Agreements. Each issued and outstanding Provident Class A Ordinary Share will no longer be outstanding and will automatically be converted into the right of the holder thereof to receive one Perfect Class A Ordinary Share at the First Merger Effective Time.
Note (G)	Reflects the requested redemption of 21,651,203 Provident Class A Ordinary Shares for aggregate redemption payments of $216.8 million at a redemption price of $10.014 per share, including interest earned on the funds held in the trust account.
Note (H)	Reflects preliminary estimated transaction costs expected to be incurred by Provident of approximately $6.2 million, for capital raising related to the banking, legal, and accounting fees incurred as part of the Business Combination. $1.9 million of these fees have been accrued as of the pro forma balance sheet date. The Provident estimated transaction costs exclude the deferred underwriting commissions as described in (D) above. $0.1 million represent equity issuance costs capitalized in share premium related to the PIPE Financing. The remaining amount of $4.2 million, composed of banking, legal, and accounting fees, is reflected in the unaudited pro forma condensed combined balance sheet as a reduction of cash and an adjustment to pre-acquisition accumulated deficit of Provident.
The following table summarizes the above mentioned transaction costs and the related treatment within the unaudited pro forma condensed combined financial information.
Estimated Provident transaction costs	Pro forma adjustment	Assuming Requested Redemption (in thousands)
Accrued as of June 30, 2022		$1,935
PIPE Financing fees	(H)	80
Transaction costs not eligible for capitalization(1)	(H), (J), (BB)	4,141
Total Provident estimated transaction costs		$6,156

(1)
Such costs are excluded from the unaudited pro forma condensed combined statement of operations of Provident but are reflected as a reduction of the net assets of Provident when calculating the IFRS 2 expense.

Note (I)	Reflects preliminary estimated transaction costs expected to be incurred by Perfect of approximately $3.1 million, for banking, legal, and accounting fees incurred as part of the Business Combination. $0.5 million of these fees have been accrued as of the pro forma balance sheet date. The remaining amount of $2.6 million is allocated between newly issued shares and newly listed but previously existing shares. Under Requested Redemption Scenario, approximately $0.5 million is allocated to newly issued shares and included as adjustment to capital surplus and approximately $2.1 million is allocated to the newly listed but previously existing shares and included as an adjustment to accumulated deficit.
Note (J)	Represents the preliminary estimated listing service expense recognized in accordance with IFRS 2, for the excess of the fair value of Perfect shares issued and the fair value of Provident’s identifiable net assets at the date of the Business Combination, resulting in a $48.7 million increase to accumulated loss assuming requested redemptions. The fair value of shares issued was estimated based on a market price of Public Shares of $7.88 per share (as of October 21,2022). The value is preliminary and will change based on fluctuations in the share price of the Provident’s Public Shares through the closing date. A 1% change in the market price per share would result in a change of $0.5 million in the estimated expense assuming requested redemptions.
	Estimated Fair Value
	Requested Redemptions
Estimated fair value of Perfect equity consideration issued (pro forma)	Shares	(in 000s)
Public Shareholders	1,348,797
Initial Shareholders	5,415,000
	6,763,797
Total value of Perfect shares to be issued to Provident shareholders, excluding PIPE and FPA Investors		$53,299
Net assets of Provident as of June 30, 2022(1)		225,604
Less: Provident transaction costs, net(2)		(4,141)
Less: Effect of requested redemption of 21,651,203 Provident Class A Ordinary Shares		(216,824)
Adjusted net assets of Provident as of June 30, 2022		4,639
Excess of fair value of Perfect consideration issued over
Provident net assets acquired (IFRS 2 Charge)(3)		$48,660

(1)
Reflects the estimated fair value of the Provident net assets based on the carrying values of Provident’s net assets as of 6/30. The 18,100,000 Provident Warrants (other than Forward Purchase Warrants) have been reflected as a component of the net assets acquired and liabilities assumed in connection with the Business Combination, consistent with their expected treatment as a liability (with corresponding adjustment to fair value through the statement of income/(loss)) pursuant to IAS 32 in the post-consummation financial statements of Perfect.

Reflects the reversal of $8 million of Provident’s deferred underwriting fees liability that has been waived due to the resignation ofunderwriters as described in Note (D).
(2)
Reflects Provident transaction costs that are not eligible for capitalization as described in Note (H).

(3)
Excludes the adjustment to the IFRS 2 Charge consisting of 1,175,624 Sponsor Earnout Promote Shares to be granted when a Sponsor Earnout Event occurs, as described separately in Note (K).

Note (K)
Reflects the estimated share based contingent payments of 1,175,624 Sponsor Earnout Promote Shares to be granted when a Sponsor Earnout Event occurs, based on a preliminary valuation. Aforementioned Earnout Shares are a potential contingent payment arrangement with Sponsor, based on a market condition and without link to service. Thus, the award vests immediately and should be considered as an adjustment to the grant date fair value of the IFRS 2 expense, regardless of whether the target share price of the Sponsor Earnout Event is achieved or not. The actual compensation expense recorded for such Sponsor Earnout Promote Shares may differ from these estimates, and such differences may be material.

Retained earnings/Share based compensation – sponsor earnout	9,020,974		Sponsor Earnout Promote Shares = 587,812 shares * fair value $7.8459/share (@ $11.5) + 587,812 shares * fair value $7.5008/share (@ $13)
Capital surplus		9,020,974
Note (L)
Reflects the proceeds of $55 million pursuant to the Forward Purchase Agreements for an aggregate of 5,500,000 Provident Class A Ordinary Shares with par value $0.1 and 2,750,000 warrants based on the quoted prices in active markets on June 30, 2022. As a result of the Business Combination, each issued and outstanding Provident Class A Ordinary Share will no longer be outstanding and will automatically be converted into the right of the holder thereof to receive one Perfect Class A Ordinary Share after giving effect to the Recapitalization.

Cash and cash equivalents	55,000,000		Proceeds
Perfect Class A Ordinary Shares		550,000	Perfect Class A Ordinary Shares, $0.1 par value
Capital surplus		54,310,937
FPA liability	321,287		Reversal of Provident FPA liability
Warrant liability		460,350	New public warrants = 2,750,000 warrants * quoted price $0.17/warrant
Note (M)
Reflects the settlement of $0.4 million of Provident’s promissory note that is due on the earlier of (i) the date on which the Company consummates an initial Business Combination contemplated under the Business Combination Agreement dated as of March 3, 2022 and (ii) the date on which the winding up of the Company is effective.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operation:
Note (AA)	Reflects the total estimated transaction costs for Perfect not yet recognized in the statement of comprehensive income, assuming requested redemptions during the year ended December 31, 2021. These costs are a nonrecurring item.
Note (BB)	Reflects the preliminary estimated listing service expense recognized in accordance with IFRS 2, for the excess of the fair value of Perfect shares issued and the fair value of Provident’s identifiable net assets at the date of the Business Combination, in the amount of $48.7 million under requested redemption scenario as described in (J) above.
Note (CC)	Reflects the elimination of fair value change of redeemable preference shares as such Perfect redeemable preference share will be settled immediately prior to the Closing of the Business Combination.
Note (DD)	Reflects the estimated grant date fair value of the Sponsor Earnout Promote Shares to be granted when a Sponsor Earnout Event occurs, as described in (K) above.
Note (EE)	Represents the elimination of Provident’s investment income related to the marketable securities held in the Trust Account.
Note 5 — Pro forma Share and Earning per share information
The pro forma basic and diluted net income (loss) per share amounts presented in the unaudited pro forma condensed combined statements of comprehensive income are based upon the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination and related transactions, assuming the shares were outstanding since January 1, 2021. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issued in connection with the Business Combination have been outstanding for the entire period presented. Additionally, the following equity instruments are also excluded:
•
10,000,000 shares issuable to Perfect when certain vesting conditions based on the share price performance pursuant to the Business Combination Agreement are met;

•
1,175,624 shares issuable to Provident when certain vesting conditions based on the share price performance pursuant to the Business Combination Agreement are met.

The weighted average number of outstanding Perfect Ordinary Shares for pro forma net income per share of the six months ended June 30, 2022:
Assuming Requested Redemption
Weighted average shares outstanding – basic and diluted(1)
Public Shareholders	1,348,797
FPA Investors	5,500,000
Initial Shareholders	5,415,000
Perfect Shareholders	100,397,601
PIPE Investors	5,000,000
117,661,398
The weighted average number of outstanding Perfect Ordinary Shares for pro forma net income per share of the year ended December 31, 2021:
Assuming Requested Redemption
Weighted average shares outstanding – basic and diluted(1)
Public Shareholders	1,348,797
FPA Investors	5,500,000
Initial Shareholders	5,415,000
Perfect Shareholders	100,582,876
PIPE Investors	5,000,000
117,846,673

(1)
For purpose of applying the “if converted” method for calculating diluted earnings per share, it was assumed that each warrant that was outstanding (18,100,000 Provident Warrants and 2,750,000 Forward Purchase Warrants) shall be converted into the right to purchase one Class A ordinary share at a price of $11.50 per share (the exercise price). However, since the exercise price of the warrants exceeds the average market price of ordinary shares during the period these instruments were considered to be anti-dilutive and were excluded from the calculation of diluted earnings/loss per share.

14.
Certain disclosure on page 259 of the definitive proxy statement/prospectus is hereby amended and restated to read as follows:

Apart from the above-mentioned, the most significant change in the successor’s future reported financial position and results are expected to be an increase in cash (as compared to Perfect’s consolidated statement of financial position as of June 30, 2022) of up to $326 million assuming the No Redemption Scenario. However, in the Illustrative Redemption Scenario, the increase to the cash balance is expected to be approximately $116 million, and in the Requested Redemptions Scenario, the increase to the cash balance is expected to be approximately $110 million. Such expected increase to Perfect’s cash balance, in each case, has deducted non-recurring transaction fees and expenses of Perfect and Provident as a result of the Proposed Transactions, which are currently estimated at approximately $9 million, excluding the deferred discount of approximately $8.05 million in connection with the IPO, which was subsequently waived.
Upon consummation of the merger, any excess of fair value of Perfect Ordinary Shares issued over the fair value of Provident’s identifiable net assets acquired, the estimated share based contingent payments of Sponsor Earnout Promote Shares represents compensation for the service in respect of a stock exchange listing for Perfect Securities and is expensed upon consummation, which is expected to be approximately $57.7 million, assuming the Requested Redemptions Scenario.
On October 21, 2022, the Public Shareholders exercised rights to redeem 21,651,203 Provident Class A Ordinary Shares, which represented approximately 94.14% of the total 23,000,000 Provident Class A

Ordinary Shares that are subject to redemption right, which is the Requested Redemption Scenario presented under this Supplement No. 1.
15.
Certain disclosure on pages 269 and 270 of the definitive proxy statement/prospectus is hereby amended and restated to read as follows:

Liquidity and Capital Resources
Historically, we have generated negative cash flows from operations and have financed our operations mainly through equity contributions from our shareholders and payments received from our customers. As of June 30, 2022, we had cash and cash equivalents of $82.8 million, which consisted of petty cash, checking accounts, demand deposits, time deposits and others. We incurred net loss of $156.9 million for the year ended December 31, 2021 and net loss of $5.6 million for the year ended December 31, 2020. While we had net income of $27.0 million for the six months ended June 30, 2022, as compared to net loss of $3.1 million for the six months ended June 30, 2021, such change was mainly due to non-cash fair value adjustment of convertible preferred shares in the course of the Proposed Transactions.
Our cash requirements for the three years ended December 31, 2021 and any subsequent interim period primarily include our capital expenditure, lease obligations, contractual obligations and other commitments. Our capital expenditures are primarily related to purchase of IT equipment for employees, which has been immaterial from a dollar amount perspective. Our lease obligations consist of the commitments under the rental agreements for our office premises. Our contractual obligations primarily consist of minimum commitments for marketing activities. From a dollar amount perspective, both lease obligations and contractual obligations have been immaterial. We expect these items to continue to be the primary part of our short-term cash requirements, and we currently do not expect any material capital expenditures in the foreseeable future. In addition, as part of our growth strategy, we have plans to further invest in R&D, develop new AR- and AI-solutions, broaden our customer basis in the beauty industry, and expand into synergistic categories like fashion solutions. These new developments and expansions may generate long-term cash requirements. We intend to fund our future material cash requirements with net proceeds from the Proposed Transactions, equity contributions from our shareholders and payments received from our customers. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.
We believe that our cash on hand following the consummation of the Business Combination, including the current available cash and cash equivalents on our balance sheet, the funds contained in Provident’s Trust Account (assuming the Requested Redemptions Scenario), and the aggregate amount of proceeds from the PIPE Investment and the FPA Investment will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from the date of this proxy statement/prospectus and sufficient to fund our operations. To the extent that our current resources are insufficient to satisfy our cash requirements, we may need to seek additional equity or debt financing. If the financing is not available, or if the terms of financing are less desirable than we expect, we may be forced to decrease our level of investment in product development or delay, scale back or abandon all or part of our growth strategy, which could have an adverse impact on our business and financial prospects.
16.
Certain disclosure on pages 285 to 287 of the definitive proxy statement/prospectus is hereby amended and restated to read as follows:

The total number of Perfect Ordinary Shares expected to be outstanding after the consummation of the Business Combination will be (i) assuming the No Redemption Scenario, 139,914,998, consisting of 123,126,280 Perfect Class A Ordinary Shares and 16,788,718 Perfect Class B Ordinary Shares, (ii) assuming the Illustrative Redemption Scenario, 118,881,914, consisting of 102,093,196 Perfect Class A Ordinary Shares and 16,788,718 Perfect Class B Ordinary Shares, and (iii) assuming the Requested Redemptions Scenario, 118,263,795, consisting of 101,475,077 Perfect Class A Ordinary Shares and 16,788,718 Perfect Class B Ordinary Shares. On October 21, 2022, the Public Shareholders exercised rights to redeem 21,651,203 Provident Class A Ordinary Shares, which represented approximately 94.14% of the total 23,000,000 Provident Class A Ordinary Shares that are subject to redemption right, which is the Requested Redemption Scenario presented under this Supplement No. 1. If the actual facts differ from these assumptions, these amounts will differ.

	Pre-Business Combination, FPA Investment and PIPE Investment			Post-Business Combination, FPA Investment and PIPE Investment
	Ordinary Shares Beneficially Owned as of September 29, 2022			No Redemption Scenario(1)					Illustrative Redemption Scenario(2)					Requested Redemptions Scenario
	Pre-Closing Common Share Equivalents	% of total shares†	% of voting power†	Perfect Class A Ordinary Shares	% of Class††	Perfect Class B Ordinary Shares	% of Class††	% of voting power†††	Perfect Class A Ordinary Shares	% of Class††	Perfect Class B Ordinary Shares	% of Class††	% of voting power†††	Perfect Class A Ordinary Shares	% of Class††	Perfect Class B Ordinary Shares	% of Class††	% of voting power†††
Directors and Executive Officers Post-Business Combination
Alice H. Chang	94,828,094(3)	16.6%	16.6%	—	—	16,788,718(4)	100%	57.7%	—	—	16,788,718(4)	100%	62.2%	—	—	16,788,718(4)	100%	62.3%
Wei-Hsin Tsen (Johnny Tseng)	4,873,200(5)	*%	*%	862,769	*%	—	—	*%	862,769	*%	—	—	*%	862,769	*%	—	—	*%
Weichuan (Wayne) Liu	2,130,000(5)	*%	*%	377,103	*%	—	—	*%	377,103	*%	—	—	*%	377,103	*%	—	—	*%
Pin-Jen (Louis) Chen	1,601,250(5)	*%	*%	283,491	*%	—	—	*%	283,491	*%	—	—	*%	283,491	*%	—	—	*%
Jau-Hsiung Huang	837,500(5)	*%	*%	148,274	*%	—	—	*%	148,274	*%	—	—	*%	148,274	*%	—	—	*%
Hsiao-Chuan (Iris) Chen	395,000(5)	*%	*%	69,932	*%	—	—	*%	69,932	*%	—	—	*%	69,932	*%	—	—	*%
Michael Aw	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Jianmei Lyu	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Meng-Shiou (Frank) Lee	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Philip Tsao(6)	30,000	*%	*%	5,311	*%	—	—	*%	5,311	*%	—	—	*%	5,311	*%	—	—	*%
Chung-Hui (Christine) Jih	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
All directors and executive officers as a group	104,695,044	18.4%	18.4%	1,746,880	1.4%	16,788,718	100%	58.3%	1,746,880	1.7%	16,788,718	100%	62.8%	1,746,880	*%	16,788,718	100%	63.0%
Five Percent or More Shareholders:
GOLDEN EDGE CO., LTD	60,000,000(3)	10.5%	10.5%	—	—	10,622,620(4)	63.3%	36.5%	—	—	10,622,620(4)	63.3%	39.3%	—	—	10,622,620(4)	63.3%	39.4%
DVDonet.com. Inc.	26,373,978(3)	4.6%	4.6%	—	—	4,669,346(4)	27.8%	16.0%	—	—	4,669,346(4)	27.8%	17.3%	—	—	4,669,346(4)	27.8%	17.3%
CyberLink International	207,072,995(7)	36.3%	36.3%	36,960,961(8)	30.0%	—	—	12.7%	36,960,961(8)	36.2%	—	—	13.7%	36,960,961(8)	36.1%	—	—	13.6%
Taobao China Holding Limited(9)	61,498,412(10)	10.8%	10.8%	10,887,904	8.8%	—	—	3.7%	10,887,904	10.7%	—	—	4.0%	10,887,904	10.7%	—	—	4.0%
GS Entities(11)(12)	45,557,609(11)	8.0%	8.0%	8,065,686(12)	6.6%	—	—	2.8%	8,065,686(12)	7.9%	—	—	3.0%	8,065,686(12)	7.9%	—	—	3.0%
CCV Entities(13)(14)	32,339,059(13)	5.7%	5.7%	5,725,425(14)	4.7%	—	—	2.0%	5,725,425(14)	5.6%	—	—	2.1%	5,725,425(14)	5.6%	—	—	2.1%
Provident Acquisition Holdings Ltd.(15)	—	—	—	14,491,467	11.1%	—	—	4.9%	14,491,467	13.2%	—	—	5.2%	14,491,467	13.3%	—	—	5.2%
Perfect AA Corp	28,895,100(16)	5.1%	5.1%	5,115,694	4.2%	—	—	1.8%	5,115,694	5.0%	—	—	1.9%	5,115,694	5.0%	—	—	1.9%

*
Less than 1%.

†
For each person or group, percentage of total shares and voting power is calculated by dividing the number of shares and voting power beneficially owned by such person or group by the number of shares and voting power of all of Perfect’s common shares, Series A preferred shares, Series A-1 preferred shares, Series B preferred shares, Series C-1 preferred shares and Series C-2 preferred shares as a single class, respectively. Each holder of Perfect’s common shares, Series A preferred shares, Series A-1 preferred shares, Series B preferred shares, Series C-1 preferred shares and Series C-2 preferred shares is entitled to one vote per share on all matters submitted to them for a vote.

††
For each person or group, percentage of class is calculated by dividing the number of Perfect Class A Ordinary Shares or Perfect Class B Ordinary Shares beneficially owned by such person or group by the total Perfect Class A Ordinary Shares or Perfect Class B Ordinary Shares immediately after the consummation of the Proposed Transactions, respectively. In accordance with Rule 13d-3(d) (1)(i) under the Exchange Act, any Perfect Class A Ordinary Shares not outstanding which are subject to Perfect Warrants owned by a person immediately after the consummation of the Proposed Transactions shall be deemed to be outstanding for the purpose of computing the percentage of outstanding Perfect Class A Ordinary Shares owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of Perfect Class A Ordinary Shares by any other person.

†††
For each person or group, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Perfect Class A Ordinary Shares and Perfect Class B Ordinary Shares immediately after the consummation of the Proposed Transactions. Each holder of Perfect Class A Ordinary Shares is entitled to one vote per share and each holder of Perfect Class B Ordinary Shares is entitled to ten votes per share on all matters submitted to them for a vote.

(1)
The post-Business Combination percentage of beneficial ownership of the Company is calculated based on 123,126,280 Perfect Class A Ordinary Shares and 16,788,718 Perfect Class B Ordinary Shares outstanding. Except as otherwise indicated, and subject to applicable community property laws, Perfect believes based on the information provided to the Company that the persons named in the table have sole voting and investment power with respect to all Class A ordinary shares and Class B ordinary shares shown as beneficially owned by such person.

(2)
The post-Business Combination percentage of beneficial ownership of the Company is calculated based on 102,124,837 Perfect Class A Ordinary Shares and 16,788,718 Perfect Class B Ordinary Shares outstanding. This amount of outstanding shares assumes 21,001,443 Perfect Class A Ordinary Shares are redeemed, in which case the Minimum Available Cash Condition would be satisfied assuming the completion of FPA Investment and PIPE Investment.

(3)
Alice H. Chang beneficially owns (a) 60,000,000 common shares held by GOLDEN EDGE CO., LTD., a British Virgin Islands company in which Ms. Alice H. Chang has a controlling interest, (b) 21,000,000 common shares and 5,373,978 Series A-1 preferred shares held by DVDonet.com. Inc., a British Virgin Islands company wholly owned by World Speed Company Limited, which is a British Virgin Islands company wholly owned by Ms. Alice H. Chang, (c) 2,954,116 Series A-1 preferred shares held by World Speed Company Limited, a British Virgin Islands company wholly owned by Ms. Alice H. Chang and (d) 5,500,000 common shares held by Ms. Alice H. Chang. The registered office address of GOLDEN EDGE CO., LTD. is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands. The registered office address of DVDonet.com. Inc. is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands. The registered office address of World Speed Company Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(4)
Alice H. Chang beneficially owns (a) 10,622,620 Perfect Class B Ordinary Shares held by GOLDEN EDGE CO., LTD., a British Virgin Islands company in which Ms. Alice H. Chang has a controlling interest, (b) 4,669,346 Perfect Class B Ordinary Shares held by DVDonet.com. Inc., a British Virgin Islands company wholly owned by World Speed Company Limited, which is a British Virgin Islands company wholly owned by Ms. Alice H. Chang, (c) 523,008 Perfect Class B Ordinary Shares held by World Speed Company Limited, a British Virgin Islands company wholly owned by Ms. Alice H. Chang and (d) 973,744 Perfect Class B Ordinary Shares held by Ms. Alice H. Chang.

(5)
Represents common shares.

(6)
Represents common shares indirectly held by Philip Tsao through Perfect AA Corp.

(7)
Represents (a) 147,000,000 common shares, (b) 21,213,073 Series A preferred shares, (c) 23,098,680 Series A-1 preferred shares, (d) 9,773,153 Series B preferred shares and (e) 5,988,089 Series C-2 preferred shares held by Cyberlink International. The registered office address of CyberLink International is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(8)
Represents (a) 36,660,961 Perfect Class A Ordinary Shares held by CyberLink International before the Closing and (b) 300,000 Perfect Class A Ordinary Shares held by CyberLink International pursuant to its PIPE investment in the Company.

(9)
Represents shares directly held by Taobao China Holding Limited, a limited liability company incorporated in Hong Kong. Taobao China Holding Limited is a wholly-owned subsidiary of Taobao Holding Limited, an exempted company incorporated with limited liability incorporated in the Cayman Islands, which is a wholly-owned subsidiary of Alibaba Group Holding Limited, which is a public company listed on the New York Stock Exchange and Hong Kong Stock Exchange.

(10)
Represents Series B preferred shares.

(11)
Represents (a) 13,016,596 Series C-1 Preferred Shares and 23,429,492 Series C-2 Preferred Shares held by Goldman Sachs Asia Strategic II Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore (“GSAS II”), which is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc., (b) 2,135,884 Series C-1 Preferred Shares and 3,844,528 Series C-2 Preferred Shares held by StoneBridge 2020, L.P., a limited partnership formed and existing under the laws of the State of Delaware, United States (“StoneBridge 2020”), of which an affiliate of The Goldman Sachs Group, Inc. is the general partner, and (c) 1,118,265 Series C-1 Preferred Shares and 2,012,844 Series C-2 Preferred Shares held by StoneBridge 2020 Offshore Holdings II, L.P., an exempted limited partnership registered in the Cayman Islands (“StoneBridge 2020 II”, together with GSAS II and StoneBridge 2020, the “GS Entities”), of which an affiliate of The Goldman Sachs Group, Inc. is the general partner. The registered office address of GSAS II is 1 Raffles Link, #07-01, One Raffles Link, Singapore (039393). The registered office address of StoneBridge 2020 is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The registered office address of StoneBridge 2020 II is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. By virtue of the relationships among The Goldman Sachs Group, Inc. and the GS Entities, The Goldman Sachs Group, Inc. may be deemed a beneficial owner of the shares held by the GS Entities. The Goldman Sachs Group, Inc. disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

(12)
Represents (a) 6,452,549 Perfect Class A Ordinary Shares held by GSAS II, (b) 1,058,794 Perfect Class A Ordinary Shares held by StoneBridge 2020 and (c) 554,343 Perfect Class A Ordinary Shares held by StoneBridge 2020 II. By virtue of the relationships among The Goldman Sachs Group, Inc. and the GS Entities, The Goldman Sachs Group, Inc. may be deemed a beneficial owner of the shares held by the GS Entities. The Goldman Sachs Group, Inc. disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

(13)
Represents (a) 14,142,049 Series A preferred shares held by Ningbo New Summit Private Equity Fund I L.P. and (b) 7,071,024 Series A preferred shares, 9,428,033 Series A-1 preferred shares and 1,697,953 Series B preferred shares held by CCV Fund I LP (together with Ningbo New Summit Private Equity Fund I L.P., the “CCV Entities”). Ningbo New Summit Private Equity Fund I L.P. is a limited partnership established under the laws of the PRC. The general partner of it is Ningbo CCV Private Equity Investment Management L.P., which is ultimately controlled by Mr. Wei Zhou. Each of Ningbo CCV Private Equity Investment Management L.P. and Mr. Zhou may be deemed to exercise voting and investment control over the shares held by Ningbo New Summit Private Equity Fund I L.P. The registered office address of Ningbo New Summit Private Equity Fund I L.P. is A-G1012, Room 401, Building 1, Qixing Road 88#, Meishan, Beilun District, Ningbo, Zhejiang, China. CCV Fund I LP is a limited partnership established under law of the Cayman Islands. The general partner of it is CCV Fund I GP Limited, which is ultimately controlled by Mr. Wei Zhou. Each of CCV Fund I GP Limited and Mr. Zhou may be deemed to exercise voting and investment control over the shares held by CCV Fund I LP. The registered office address of CCV Fund I LP is 94 Solaris Avenue, Camana

Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands. Each of Mr. Zhou, Ningbo CCV Private Equity Investment Management L.P. and CCV Fund I GP Limited disclaims beneficial ownership in the securities except to the extent their pecuniary interest therein.
(14)
Represents (a) 2,503,760 Perfect Class A Ordinary Shares held by Ningbo New Summit Private Equity Fund I L.P. and (b) 3,221,665 Perfect Class A Ordinary Shares held by CCV Fund I LP.

(15)
Represents (i) 4,891,467 Perfect Class A Ordinary Shares to be issued as entitlement shares for the cancellation of 5,327,500 Provident Class B Ordinary Shares currently held by the Sponsor, (ii) 3,000,000 Perfect Class A Ordinary Shares consisting of (a) 2,000,000 Perfect Class A Ordinary Shares to be converted from 2,000,000 Provident Class A Ordinary Shares to be acquired by an affiliate of the Sponsor in connection with the FPA Investment and (b) 1,000,000 Perfect Class A Ordinary Shares issuable upon the exercise of 1,000,000 Perfect Warrants to be converted from 1,000,000 Forward Purchase Warrants to be acquired by an affiliate of the Sponsor in connection with the FPA Investment, and (iii) 6,600,000 Perfect Class A Ordinary Shares issuable upon the exercise of 6,600,000 Perfect Warrants to be converted from 6,600,000 Private Placement Warrants currently held by the Sponsor. The number of Perfect Class A Ordinary Shares disclosed herein does not include 1,175,624 Sponsor Earnout Promote Shares issuable to the Sponsor upon the occurrence of certain milestones. There are three directors of the Sponsor. Each director has one vote, and the approval of two of the three directors of the Sponsor’s Board is required to approve an action of the Sponsor. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by two or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. This is the situation with regard to the Sponsor. Based upon the foregoing analysis, no individual director of the Sponsor exercises voting or dispositive control over any of the securities held by the Sponsor, even those in which he directly holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such shares.

(16)
Represents common shares. Perfect AA Corp. is the holding company that owns the shares of Perfect from the exercising of employee stock options. The registered office address of Perfect AA Corp. is Sea Meadow House, Blackburne Highway, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

— END OF SUPPLEMENT TO PROXY STATEMENT/PROSPECTUS —

Forward-Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act, that are based on beliefs and assumptions and on information currently available to Perfect and Provident. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity, number of customers or user and market share, the capability of Perfect’s technology, Perfect’s business plans including its plans to expand globally, the sources and uses of cash from the proposed Business Combination, the anticipated enterprise value of the combined company following the consummation of the proposed Business Combination, any benefits of Perfect’s partnerships, strategies or plans as they relate to the proposed Business Combination, anticipated benefits of the proposed Business Combination and expectations related to the terms and timing of the proposed Business Combination, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. These statements are based on Perfect’s and Provident’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Perfect’s and Provident’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Perfect or Provident to predict these events or how they may affect Perfect or Provident. In addition, there are risks and uncertainties described in the definitive proxy statement/prospectus relating to the proposed Business Combination, which was filed with the SEC on September 30, 2022, and other documents filed by Perfect or Provident from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Perfect nor Provident can assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that neither Perfect nor Provident presently knows or that Perfect and Provident currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Perfect, Provident, their respective directors, officers or employees or any other person that Perfect and Provident will achieve their objectives and plans in any specified time frame, or at all. Except as required by applicable law, neither Perfect nor Provident has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of Perfect or Provident as of any date subsequent to the date of this communication.
Additional Information and Where to Find It
In connection with the Business Combination, Perfect has filed relevant materials with the SEC, including the registration statement, which includes a definitive proxy statement/prospectus, which was declared effective by the SEC on September 30, 2022, and will file other documents regarding the Business Combination with the SEC. Provident’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus together with this Supplement No. 1, other supplements thereto and documents incorporated by reference therein filed in connection with the Business Combination, as these materials contain important information about Perfect, Provident and the Business Combination. Provident has mailed the definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. Before making any voting or investment decision, investors and shareholders of Provident are urged to carefully read the entire registration statement, the definitive proxy statement/prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the Business Combination. The documents filed by Provident and Perfect with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

Participants in the Solicitation
Provident and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Provident and their ownership of Provident securities are included in the definitive proxy statement/prospectus for the Business Combination at www.sec.gov. Other information regarding the interests of the participants in the proxy solicitation is included in the proxy statement/prospectus pertaining to the Business Combination. These documents can be obtained free of charge from the source indicated above.
Perfect and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Provident in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination are included in the definitive proxy statement/prospectus pertaining to the Business Combination. These documents can be obtained free of charge from the source indicated above.